UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NextWave Wireless Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65337Y409

(CUSIP Number)

Leonard Chazen, Esq.

Covington & Burling LLP

620 Eighth Avenue

New York, NY 10018

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65337Y409

1.	Names of Reporting Persons Polygon Management Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 5% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 65337Y409

1.	Names of Reporting Persons Polygon Recovery Fund GP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 5% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 65337Y409

1.	Names of Reporting Persons Polygon Recovery Manager LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 5% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65337Y409

1.	Names of Reporting Persons Polygon Recovery Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 5% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65337Y409

1.	Names of Reporting Persons TFG Asset Management L.P. (f/k/a Polygon Management L.P.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 5% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65337Y409

1.	Names of Reporting Persons Polygon Global Partners LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 5% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65337Y409

1.	Names of Reporting Persons Polygon Global Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 5% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65337Y409

1.	Names of Reporting Persons Reade E. Griffith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 5% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 65337Y409

1.	Names of Reporting Persons Patrick G.G. Dear

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 5% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby amend the following items on the Schedule 13D originally filed by the Reporting Persons on August 10, 2012, as amended on August 24, 2012.

Item 1.                                 Security and Issuer

This Schedule 13D is filed with respect to shares (the “Shares”) of common stock, par value $0.007 per share, of NextWave Wireless Inc., a Delaware corporation (“NextWave” or the “Issuer”).  NextWave’s principal executive offices are located at 12264 El Camino Real, Suite 305, San Diego, California 92130.

Item 4.                                 Purpose of Transaction

On January 24, 2013, AT&T Inc. (“AT&T”) completed its acquisition of the Issuer by means of a merger (the “Merger”) of Rodeo Acquisition Sub Inc. (“Merger Sub”) with and into the Issuer in accordance with an Agreement and Plan of Merger, dated August 1, 2012 (the “Merger Agreement”) among the Issuer, AT&T and Merger Sub.  Upon consummation of the Merger, each of the 2,500,000 Shares beneficially owned by the Reporting Persons was converted into the right to receive (i) $1.00 per share in cash and (ii) a non-transferable contingent payment right representing a pro rata interest in an amount of up to $25 million held in escrow, which may be reduced in respect of indemnification obligations and other amounts payable to AT&T in accordance with the Merger Agreement.

The Voting Agreements discussed in Items 3 and 4 of the Schedule 13D as filed by the Reporting Persons on August 10, 2012 terminated, in accordance with their terms, upon the receipt of the affirmative vote of the Issuer’s stockholders in favor of the Merger Agreement and the transactions contemplated by the Merger Agreement on October 2, 2012.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of a group with the other stockholders who had each entered into separate Voting Agreements for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed.  In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owner of any Common Stock beneficially owned by any of the other stockholders who have each entered into separate Voting Agreements for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The Reporting Persons do not as of the date of this Statement have any specific plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                 Interest in Securities of the Issuer

Item 5(a).                  As of the date hereof, each Reporting Person beneficially owns less than 5% of the Shares.

Item 5(b).                  See Item 5(a).

Item 5(c).                   Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s common stock in the past 60 days.

Item 5(d).                  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer’s common stock reported in this Schedule 13D.

Item 5(e).                   Upon consummation of the Merger on January 24, 2013, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses in Items 4 and 5 are incorporated herein by reference.  Except as set forth in response to other Items of the Statement, the agreements incorporated herein by reference and set forth as exhibits hereto, and the other agreements in connection with the Merger as described in the Issuer’s Current Reports on Form 8-K filed on August 6, 2012 and August 23, 2012, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2013	POLYGON MANAGEMENT LTD.

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Authorised Person

Date: January 30, 2013	POLYGON RECOVERY FUND GP

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: January 30, 2013	POLYGON RECOVERY MANAGER LP

By Polygon Management Ltd., its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Authorised Person

Date: January 30, 2013	POLYGON RECOVERY FUND L.P.

By Polygon Recovery Fund GP, its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: January 30, 2013	TFG ASSET MANAGEMENT L.P. (F/K/A POLYGON MANAGEMENT L.P.)

By Polygon Management Ltd., its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Authorised Person

Date: January 30, 2013	POLYGON GLOBAL PARTNERS LLP

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Principal

Date: January 30, 2013	POLYGON GLOBAL PARTNERS LP

By Tetragon Capital Management LLC, its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Authorised Person

Date: January 30, 2013	/s/ Reade E. Griffith
Reade E. Griffith

Date: January 30, 2013	/s/ Patrick G. G. Dear
Patrick G. G. Dear

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).